UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


                            UIL HOLDINGS CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902748102
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   ---
                                       Rule 13d-1(b)
                                   ---

                                   ---
                                   X   Rule 13d-1(c)
                                   ---

                                   ---
                                       Rule 13d-1(d)
                                   ---





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 902748102                                          PAGE 2 of  9 PAGES
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  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold L. Chase
-------------------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                    (b) [  ]
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  3        SEC USE ONLY
-------------------------------------------------------------------------------

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------

                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  405,998
       BENEFICIALLY
      OWNED BY EACH         ----------------------------------------------------
        REPORTING
          PERSON            6     SHARED VOTING POWER
           WITH
                                  1,416,666
                            ----------------------------------------------------

                            7     SOLE DISPOSITIVE POWER

                                  22,998
                            ----------------------------------------------------

                            8     SHARED DISPOSITIVE POWER

                                  1,793,666
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,822,664
-------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                       [  ]

-------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.4%
-------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------




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----------------------------                                 -------------------
CUSIP No. 902748102                                          PAGE 3 of  9 PAGES
----------------------------                                 -------------------

-------------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cheryl A. Chase
-------------------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                    (b) [  ]
-------------------------------------------------------------------------------

  3        SEC USE ONLY
-------------------------------------------------------------------------------

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
-------------------------------------------------------------------------------

                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  131,666
       BENEFICIALLY
      OWNED BY EACH         ----------------------------------------------------
        REPORTING
          PERSON            6     SHARED VOTING POWER
           WITH
                                  1,416,666
                            ----------------------------------------------------

                            7     SOLE DISPOSITIVE POWER

                                  0
                            ----------------------------------------------------

                            8     SHARED DISPOSITIVE POWER

                                  1,548,332
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,548,332
-------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                       [  ]

-------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.3%
-------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------




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CUSIP No. 902748102                                          PAGE 4 of  9 PAGES
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Item 1 (a).       Name of Issuer:
                  --------------

                  UIL Holdings Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  157 Church Street
                  New Haven, Connecticut  06510


Item 2 (a).       Names of Persons Filing:
                  -----------------------

                  Arnold L. Chase

                  Cheryl A. Chase


Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------

                  c/o Chase Enterprises
                  225 Asylum Street
                  Hartford, Connecticut  06103


Item 2(c).        Citizenship.
                  ------------

                  United States of America

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  common stock, no par value ("Common Stock")


Item 2(e).        CUSIP Number:
                  ------------

                  902748102


Item 3.           Not applicable.


Item 4.           Ownership.*
                  ---------

(a) Amount Beneficially Owned:

         Arnold L. Chase: 1,822,664 shares (includes 1,416,666 shares jointly held with Cheryl A. Chase as described below)

         Cheryl A. Chase: 1,548,332 shares (includes 1,416,666 shares jointly held with Arnold L. Chase as described below)



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CUSIP No. 902748102                                          PAGE 5 of  9 PAGES
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                  (b) Percent of Class:

                           Arnold L. Chase:  7.4%

                           Cheryl A. Chase:  6.3%

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote:

                                    Arnold L. Chase: 405,998

                                    Cheryl A. Chase: 131,666

                           (ii) Shared power to vote or to direct the vote:

                                    Arnold L. Chase: 1,416,666

                                    Cheryl A. Chase: 1,416,666

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                    Arnold L. Chase: 22,998

                                    Cheryl A. Chase: 0

                           (iv) Shared power to dispose or to direct the
                                disposition of:

                                    Arnold L. Chase: 1,793,666

                                    Cheryl A. Chase: 1,548,332

         * Arnold L. Chase holds an aggregate of 498 shares of Common Stock beneficially owned by him as custodian for his non-adult children. Mr. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares. Mr. Chase holds 6,000 shares of restricted stock of which 2,000 shares vest on March 22, 2007, 2,000 shares vest on March 28, 2008, and 2,000 shares vest on March 27, 2009. Mr. Chase has the sole power to vote and direct the vote of such shares of restricted stock. Mr. Chase holds currently exercisable options to purchase 22,500 shares and holds 377,000 shares in an account over which Mr. Chase and his father each have dispositive power.

         Mr. Chase and his sister, Cheryl A. Chase, are the sole managers of RLC Investments LLC ("RLC"), a limited liability company that owns 1,041,666 shares of Common Stock, and DTC Family Investments LLC ("DTC"), a limited liability company that owns 375,000 shares of Common Stock. The voting equity of each of RLC and DTC is held 49.5% by a grantor trust as to which Arnold L. Chase and his family are contingent beneficiaries; 49.5% by a grantor trust as to which Cheryl
A.  Chase and her  family are  contingent  beneficiaries;  0.5% by a trust as to


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CUSIP No. 902748102                                          PAGE 6 of  9 PAGES
----------------------------                                 -------------------


which Arnold L. Chase is the primary beneficiary and his children are the secondary beneficiaries; and 0.5% by a trust as to which Cheryl A. Chase is the primary beneficiary and her children are the secondary beneficiaries. Beneficial ownership of the shares held by RLC and DTC has been attributed to both Arnold
L. Chase and Cheryl A. Chase.

         Cheryl A. Chase owns an aggregate of 131,666 shares of Common Stock, or 0.53% of the shares of Common Stock outstanding, as to which she has sole voting power and shares dispositive power with her father, David T. Chase.

         This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the reporting persons expressly declare that the filing of this statement shall not be construed as an admission that they are, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owners of) any of the (i) 35,000 shares of Common Stock, or 0.14% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (ii) 55,000 shares of Common Stock, or 0.22% of the shares of Common Stock outstanding, owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, (iii) 44,166 shares of Common Stock, or 0.18% of the shares of Common Stock outstanding, owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (iv) 243,333 shares of Common Stock, or 0.99% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries.


Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent the class of securities, check the following [ ]

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  --------------------------------------------------------------

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
                  --------------------------------------------------------------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable.


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CUSIP No. 902748102                                          PAGE 7 of  9 PAGES
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Item 10. Certifications.
         --------------

         By signing below, each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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CUSIP No. 902748102                                          PAGE 8 of  9 PAGES
----------------------------                                 -------------------



                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2007

                                         /s/ Arnold L. Chase
                                         --------------------------------------
                                         Arnold L. Chase






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CUSIP No. 902748102                                          PAGE 9 of  9 PAGES
----------------------------                                 -------------------






                                   SIGNATURES


         After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2007


                                         /s/ Cheryl A. Chase
                                         --------------------------------------
                                         Cheryl A. Chase